Exhibit 99.2

Financial Information Related to the VIE

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, WFOE, the consolidated VIE, and any eliminating adjustments and consolidated totals as of March 31, 2024 and 2023 and for the six months ended March 31, 2024, 2023 and 2022.

Selected Condensed Consolidating Statements of Operations Information

	For the six months ended March 31, 2024
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	124,118	12,480,035	(41,554)	12,562,599
Including: Service fee revenue (loss absorbed) from the VIE	—	—	41,554	—	(41,554)	—
Cost of revenues	—	—	3,776	11,144,801	—	11,148,577
Total operating expenses	582,834	—	148,338	1,403,492	(41,554)	2,093,110
Including: Service fee expense charged by the WFOE	—	—	—	41,554	(41,554)	—
Share of (loss) income of subsidiary (1)	(97,303)	(97,303)	—	—	194,606	—
Net income (loss)	414,468	(97,303)	(97,303)	(85,688)	194,606	328,780

	For the six months ended March 31, 2023
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	923,386	29,163,616	(923,386)	29,163,616
Including: Service fee revenue from the VIE	—	—	850,360	—	(850,360)	—
Cost of revenues	—	—	637	26,868,233	—	26,868,870
Total operating expenses	537,406	—	194,642	2,275,453	(923,386)	2,084,115
Including: Service fee expense charged by the WFOE	—	—	—	850,360	(850,360)	—
Share of income of subsidiary(1)	724,249	724,249	—	—	(1,448,498)	—
Net income (loss)	(58,957)	724,249	724,249	6,737	(956,898)	439,380

	For the six months ended March 31, 2022
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	5,832,126	32,086,522	(5,832,126)	32,086,522
Including: Service fee revenue (loss absorbed) from the VIE	—	—	(1,450,093)	—	1,450,093	—
Cost of revenues	—	—	4,043,496	28,987,722	(4,447,187)	28,584,031
Total operating expenses	428,452	—	64,020	3,167,713	(1,384,939)	2,275,246
Including: Service fee revenue (loss absorbed) by the WFOE	—	—	—	(1,450,093)	1,450,093	—
Share of income of subsidiary(1)	1,678,420	1,678,420	—	—	(3,356,840)	—
Net income (loss)	261,169	1,678,420	1,678,420	(11,488)	(3,356,840)	249,681

Selected Condensed Consolidating Balance Sheets Information

	As of March 31, 2024
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	725,062	—	234,630	9,385,640	—	10,345,332
Amount due from the Parent/WFOE(2)	—	—	—	3,699,880	(3,699,880)	—
Total current assets	15,742,008	—	278,732	21,005,560	(3,699,880)	32,326,420
Service fee receivable from the VIE	—	—	11,132,719	—	(11,132,719)	—
Investment in subsidiary(3)	11,007,608	11,007,608	—	—	(22,015,216)	—
Other non-current assets	—	—	2,786,454	13,739,496	—	16,525,950
Total assets	26,749,616	11,007,608	14,197,905	34,745,056	(36,847,815)	49,852,370
Amounts due to the VIE and its subsidiaries(2)	575,793	—	3,124,087	—	(3,699,880)	—
Total current liabilities	575,793	—	3,190,297	4,663,191	(3,699,880)	4,729,401
Service fee payable to the WFOE	—	—	—	11,132,719	(11,132,719)	—
Other non-current liabilities	—	—	—	201,995	—	201,995
Total liabilities	575,793	—	3,190,297	15,997,905	(14,832,599)	4,931,396
Total equity	26,173,823	11,007,608	11,007,608	18,747,151	(22,015,216)	44,920,974
Total liabilities and equity	26,749,616	11,007,608	14,197,905	34,745,056	(36,847,815)	49,852,370

	As of September 30, 2023
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	277,218	—	322,834	6,876,195	—	7,476,247
Amount due from the Parent/WFOE(2)	—	—	—	4,125,329	(4,125,329)	—
Total current assets	15,230,237	—	369,857	23,037,856	(4,125,329)	34,512,621
Service fee receivable from the VIE	—	—	11,091,165	—	(11,091,165)	—
Investment in subsidiary(3)	10,693,672	10,693,672	—	—	(21,387,344)	—
Other non-current assets	—	—	2,772,206	13,973,167	—	16,745,373
Total assets	25,923,910	10,693,672	14,233,228	37,011,023	(36,603,839)	51,257,994
Amounts due to the VIE and its subsidiaries(2)	575,793	—	3,549,536	—	(4,125,329)	—
Total current liabilities	575,793	—	3,539,555	6,670,120	(4,125,329)	6,660,139
Service fee payable to the WFOE	—	—	—	11,091,165	(11,091,165)	—
Other non-current liabilities	—	—	—	246,454	—	246,454
Total liabilities	575,793	—	3,539,555	18,007,739	(15,216,494)	6,906,593
Total equity	25,348,117	10,693,672	10,693,673	19,003,284	(21,387,345)	44,351,401
Total liabilities and equity	25,923,910	10,693,672	14,233,228	37,011,023	(36,603,839)	51,257,994

Selected Condensed Consolidating Cash Flows Information

	For the six months ended March 31, 2024
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(1,552,156)	—	(91,835)	4,204,666	—	2,560,675
Net cash (used in) provided by investing activities	1,000,000	—	—	(272,557)	—	727,443
Net cash used in financing activities	—	—	—	(486,208)	—	(486,208)

	For the six months ended March 31, 2023
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(2,344,921)	—	537,078	1,724,828	—	(83,015)
Net cash used in investing activities	—	—	(29,671)	(1,884,386)	(716,733)	(2,630,790)
Net cash used in financing activities	—	—	(716,733)	(2,903,155)	716,733	(2,903,155)

	For the six months ended March 31, 2022
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(856,904)	—	1,589,717	3,454,317	—	4,187,130
Net cash (used in) provided by investing activities	428,452	—	(2,396,742)	(554,363)	(915,709)	(3,438,362)
Net cash provided by (used in) financing activities	—	—	(915,709)	3,139,126	915,709	3,139,126

The following table represents the roll-forward of the investments in our subsidiaries, the VIE and the VIE’s subsidiaries:

USD
As of September 30, 2023	10,693,672
Share of loss of subsidiaries, the VIE and the VIE’s subsidiaries	(97,302)
Effect of exchange rate	411,238
As of March 31, 2024	11,007,608

Notes

(1)	It represents the elimination of share of income by Qilian International from Qilian HK with the net income recognized at Qilian HK level, and share of income by Qilian HK from the WFOE with the net income recognized at the WFOE level, respectively.
(2)	It represents the elimination of intercompany balances among Qilian International, Qilian HK, the Primary WFOE, and the VIEs and their subsidiaries that we consolidate.
(3)	As of March 31, 2024, the $3,699,880 intercompany balances included $575,793 loan due to the VIE and its subsidiaries from the Parent, $3,124,087 of receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries.
(4)	As of September 30, 2023, the $4,125,329 intercompany balances included $575,793 loan due to the VIE and its subsidiaries from the Parent, $3,316,379 of receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries and $233,157 of other payable to the VIE and its subsidiaries from WFOE.
(5)	It represents the elimination of the investments in Qilian HK by Qilian International, and investments in the WFOE by Qilian HK, respectively.

A.Operating Results

Overview

Qilian International Holding Group Limited is not a Chinese operating company but a Cayman Islands holding company with its business operations conducted by Gansu Qilianshan Pharmaceutical Co., Ltd. (the “VIE”, “Gansu QLS”) and its subsidiaries established in the PRC. Qilian International Holding Group Limited is a Cayman Islands exempted company with limited liability incorporated on February 7, 2019. Through the VIE, we are engaged in the research, development, and production of licorice products, oxytetracycline products, TCMD product, heparin product, sausage casings, and fertilizers.

On May 20, 2019 and November 20, 2020, we, through our wholly foreign-owned entity Chengdu Trade, entered into a series of contractual arrangements with Gansu QLS, which include an Exclusive Service Agreement, an Equity Pledge Agreement, a Call Option Agreement, a Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney. Pursuant to the VIE Agreements, WFOE provides Gansu QLS with technical support, consulting services and other management services and is entitled to receive 99.214% of Gansu QLS’ net profits, this percentage being the number of shares of Gansu QLS held by shareholders having signed the VIE Agreements over the total issued and outstanding shares of Gansu QLS. In addition, Gansu QLS’s shareholders have pledged 99.214% of their equity interests in Gansu QLS to WFOE, irrevocably granted WFOE an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Gansu QLS, and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by WFOE.

To optimize its corporate structure, Chengdu Trade and Gansu QLS executed certain exclusive service termination agreement (the “Service Termination Agreement”) to terminate certain contractual service arrangements between Chengdu Trade and Gansu QLS. As a result of the aforementioned termination, Chengdu Trade will no longer have contractual control over, nor receive the economic benefits of Gansu QLS. In connection with such termination, Qilian Shan International Trade (Hainan) Co., Ltd (“Hainan Trade”), a wholly-owned subsidiary of Qilian International (Hong Kong) Holdings Limited, entered into a series of VIE Agreements with Gansu QLS. The Service Termination Agreement and the new service agreement with Hainan Trade became effective on December 1, 2022.

Through the VIE Agreements, WFOE is deemed as the primary beneficiary of Gansu QLS for accounting purpose and is able to consolidate the VIE’s financial statements under the U.S. GAAP.

Based on the VIE Agreements, Gansu QLS is considered a VIE of Qilian Chengdu/Hainan Trade under U.S. GAAP. As the above entities were under common control before and after the execution of the VIE Agreements, the restructuring was accounted for as a reorganization of entities under common control and consolidated financial statements were prepared as if the reorganization occurred at the beginning of the first period presented. Thus, the financial results presented here include those of the VIE and the VIE’s subsidiaries from the first period presented. Refer to our Risk Factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

As of the date of this report, there are 4,826,480 Class A ordinary shares, par value $0.00833335 each, (“Class A ordinary shares”) and 2,400,000 Class B ordinary shares, par value $0.00833335 each, (“Class B ordinary shares”)  issued and outstanding.

Outlook

We and the VIE and its subsidiaries plan to continue developing their business by expanding their marketing network and investing in pharmaceutical and chemical facilities, which depend heavily on sufficient capital. If we are not able to obtain equity or debt financing, we and our affiliates may not be able to execute the development and expansion plans, which could have material adverse effect on our, the VIE and its subsidiaries’ future business performance and operating results.

Our net revenue for the six months ended March 31, 2024 was $12.6 million, representing a decrease of $16.6 million, or 57%, from $29.2 million for the six months ended March 31, 2023. Net income attributable to our shareholders for the six months ended March 31, 2024 was $0.4 million, representing a decrease of $81,000, or 16%, from $0.5 million net income attributable to our shareholders for the six months ended March 31, 2023. Non-GAAP EBITDA (as defined below) for the six months ended March 31, 2024 was $0.8million, representing a decrease of 3%, from $0.9 million for the six months ended March 31, 2023. For additional information on EBITDA, please see the subsection “—EBITDA” below.

Key Indicators of the Company’s Performance

In assessing performance, we consider a variety of performance and financial measures, including principal growth in net revenue, gross profit, distribution, general and administrative expenses, net income from operations, and EBITDA (Non-GAAP) (as defined below). The key measures that we use to evaluate the performance of our subsidiaries and the VIE and its subsidiaries’ business are set forth below:

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that the Company offers to our customers, such as discounts that are offset to gross sales. Our net sales are driven by changes in the number of customers, product varieties, selling price, and mix of products sold.

Gross Profit

Gross profit is equal to net sales minus cost of goods sold. Cost of goods sold primarily includes inventory costs (net of supplier consideration), inbound freight, custom clearance fees, and other miscellaneous expenses. Cost of goods sold generally changes as the Company incurs higher or lower costs from suppliers and as the customer and product mix changes.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative, research and development expenses primarily consist of salaries and benefits for employees, shipping expense, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, research and development expense, selling and marketing expenses, professional fees, and other operating expenses.

Non-GAAP Financial Measures-EBITDA

Management uses certain financial measures to evaluate our operating performance which is calculated and presented on the basis of methodologies other than in accordance with GAAP (“Non-GAAP”). These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. We believe that EBITDA is a useful performance measure and can be used to facilitate a comparison of our operating performance on a consistent basis from period to period and to provide for a more complete understanding of factors and trends affecting our subsidiaries and the VIE and its subsidiaries’ business than GAAP measures alone can provide. Our management believes that EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect its operating performance. Our management believes that the use of these Non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with the companies in the same industry, many of which present similar Non-GAAP financial measures to investors. We present EBITDA in order to provide supplemental information that our management considers relevant for the readers of our consolidated financial statements included elsewhere in this annual report, and such information is not meant to replace or supersede U.S. GAAP measures.

Our management defines EBITDA as net income (loss) before interest expense, income taxes, and depreciation and amortization. EBITDA is not defined under U.S. GAAP and is subject to important limitations as analytical tools and, as such, you should not consider them in isolation or as substitutes for analysis of our Company’s financial results as reported under U.S. GAAP. For example, EBITDA:

●	excludes certain tax payments that may represent a reduction in cash available to the Company;
●	does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;
●	does not reflect changes in, or cash requirements for, the Company’ working capital needs; and
●	does not reflect the significant interest expense, or the cash requirements, necessary to service the Company’s debt.

Results of Operations for the six months ended March 31, 2024 and 2023

	For the Six Months Ended
	March 31,
	2024	2023	% Change
Revenue	$12,562,599	$29,163,616	(57)%
Cost of revenue	$11,148,577	$26,868,870	(59)%
Gross profit	$1,414,022	$2,294,746	(38)%
Gross margin	11.3%	7.9%	3.4%
Income (loss) from operations	$(679,088)	$210,631	(422)%
Net income	$328,780	$439,380	(25)%
Net Income attributable to Qilian International Holding Group Limited (“Qilian International”)	$414,468	$495,521	(16)%
Basic and diluted earnings per share	$0.01	$0.01	(16)%

Revenue

Revenue decreased by 57% year-over-year to $12.6 million for the six months ended March 31, 2024 from $29.2 million for the six months ended March 31, 2023. The significant decrease of revenue was due to the unbalanced supply and demand of our products in China in late 2023 and the first quarter 2024. The supply side was much stronger than demand side. In addition, the COVID-19 pandemic and a trade war between China and the U.S have complicated the Company’s growth strategy as the cost has gone up and demand from exporting customers decreased dramatically.

For the six months ended March 31, 2024, revenue from oxytetracycline & licorice products decreased by $7.8 million or 42%. In this period, the Company had to decrease its production of oxytetracycline by approximately 50% compared to the same period of last year, in order to reduce inventory and increase working capital. We saw significant demand decrease from our customers due to the shrink of international and domestic market. In the six months ended March 31, 2024, the quantity sold for oxytetracycline has decreased by 54%

For the six months ended March 31, 2024, revenue from heparin products decreased by $8.2 million or 83% compared to the six months ended March 31, 2023. The Company has ceased production of heparin since September 2023 to relieve the challenge from decreased demand. In addition, beginning in February 2023, heparin product became one of the centralized procurement medicine by the PRC government which intensified the competition of the product in the market. The sales price of heparin product decreased from RMB 38.8 per gram for the six months ended March 31, 2023 to RMB 12.06 per gram for the six month ended March 31, 2024. Quantity sold decreased by 51% as well for the six months ended March 31, 2024.

For the six months ended March 31, 2024, revenue from natural fertilizer products decreased by $0.6 million or 79%. In 2024, we experienced pressure to decrease our selling price due to the competition in the fertilizer industry and incurred higher cost due to the inflation and lower production volume. For the six months ended March 31, 2024, the sales price decreased by 7.7%, and sales quantity decreased by 68% compared to the same period last year.

Cost of revenue

Cost of revenue decreased by $15.7 million, or 59%, to $11.1 million for the six months ended March 31, 2024 from $26.9million for the six months ended March 31, 2023. The decrease in cost of sales was primarily attributable to the decreased sales as discussed above. The cost of revenue to decreased slightly more than the decreased sales, which improved the gross margin, which is discussed in the section “Gross profit” below.

Gross profit

Gross profit decreased by $0.9 million, or 38%, to $1.4 million for the six months ended March 31, 2024 from $2.3 million for the six months ended March 31, 2023, mainly due to the decrease of sales for all products types as discussed above. The decrease of gross product includes $0.6 million from oxytetracycline & Licorice products, $0.3 million from natural fertilizer products, and partially offset by the increased gross margin of $0.1 million from heparin product and sausage casing. However, gross margin percentage increased to 11.3% for the six months ended March 31, 2024 from 7.9% for the same period of the prior fiscal year, mainly due to the decrease of production compared to the six months ended March 31, 2023, as discussed below.

Gross profit margin for oxytetracycline & Licorice products increased by 1.5% for the six months ended March 31, 2024 as a result of the decrease production cost in 2024. In 2023, due to the higher labor cost and utility cost post the COVID-19 pandemic, the Company had significant increase of production cost.

Gross profit margin for heparin product and sausage casing increased by 6.3% for the six months ended March 31, 2023. The Company experienced significant decrease of selling price for heparin product for the six months ended March 31, 2023 due to intense price competition of the product in the market, as Chinese government announced centralized procurement of the medicine from beginning of 2023, which resulted 0.1% gross profit margin for the product line. For the six months ended March 31, 2024, the gross profit margin increased to 6.4%, which went back to the normal margin for this product line.

Gross profit margin for fertilizer decreased by 17% from 54% for the six months ended March 31, 2023 to 34% for the six months ended March, 31, 2024. The significant decrease of gross profit margin is due the increase of cost of sale as the fixed cost increased significantly as the production volume has been decreased. In addition, from 2023, the Company became one of designated suppliers by Gansu government to provide organic fertilizer for certain soil improvement projects. For the six months ended March 31, 2023, the sales associated with these projects are $0.3 million, with a gross profit margin over 50%, which made the overall gross margin higher than normal. For the six months ended March 31, 2024, government purchase decreased by 17%, which lower the gross margin profit in the current period.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative expenses were $2.1 million for the six months ended March 31, 2024, which is flat comparing to the same period in the prior year.

Other Income (expense)

Other income was $1.0 million for the six months ended March 31, 2024, increased by $0.5 million, compared to $0.5 million for the  six months ended March 31, 2023, which primarily consisted of government grants and investment loss. The increase was mainly from the $0.7 million increased income recognized from the fair value change in the investment in trading securities.

Income Taxes Provision

Provision for income taxes decreased by $0.2 million, or 95%, from approximately $248,000 for the six months ended March 31, 2023 to approximately $11,000 for the six months ended March 31, 2024. The decreased tax expense for 2024 was due to the decreased income before income tax, as well as the reversal of provision made for deferred tax asset as the Company can recognized the tax benefit from net operating loss carryforward from prior year, which was fully reserved.

Net Income (loss) Attributable to Non-controlling interest

Net loss attributable to non-controlling interest was approximately $85,000 for the six months ended March 31, 2024, an increase of $30,000, or 53%, from approximately $56,000 of net income attributable to non-controlling interest for the six months ended March 31,

2023. The increase was a result of the increase of net loss of Zhongqiao Youguan (Chengdu) E-Commerce Service Co., Ltd. (“Zhongqiao”), a limited liability company organized under the laws of the PRC, which is a 51% subsidiary of Hainan Trade. Zhongqiao experienced a net loss of approximately $69,000 for the six months ended March 31, 2024 and it had no operation for the six months ended March 31, 2023.

Net Income (loss) Attributable to Our Shareholders

As a result of the above, our net income attributable to our shareholders was flat for the six months ended March 31, 2024 compared to the six months ended March 31, 2023, which were $0.4 million and $0.5 million, respectively.

EBITDA

	For the six months ended
	March 31,		Changes
	2024	2023	Amount	%
Net income	$328,780	$439,380	$(110,600)	(25)%
Interest income	(57,782)	(32,701)	(25,081)	77%
Income tax provision	11,936	248,254	(236,318)	(95)%
Depreciation & Amortization	554,772	571,441	(16,669)	(3)%
EBITDA	$837,706	$1,226,374	$(388,668)	(32)%
Percentage of EBITDA to revenue	6.7%	4.2%	2.5%

Our EBITDA was $0.8 million for the six months ended March 31, 2024, a decrease of $0.4 million, or 32%, compared to $1.2 million for the six months ended March 31, 2023. This was mainly due to the decrease in net income resulting from decreased gross margin due to the lower revenue. The percentage of EBITDA to revenue was 6.7% and 4.2% for the six months ended March 31, 2024 and 2023, respectively.

Results of Operations for the six months ended March 31, 2023 and 2022

	For the Six Months Ended
	March 31,
	2023	2022	% Change
Revenue	$29,163,616	$32,086,522	(9)%
Cost of revenue	$26,868,870	$28,584,031	(6)%
Gross profit	$2,294,746	$3,502,491	(34)%
Gross margin	7.9%	10.9%	(3)%
Income from operations	$210,631	$1,227,245	(83)%
Net income	$439,380	$249,681	76%
Net Income attributable to Qilian International Holding Group Limited (“Qilian International”)	$495,521	$87,862	464%
Basic and diluted earnings per share	$0.01	$0.00	464%

Revenue

Revenue decreased by 9% year-over-year to $29.2 million for the six months ended March 31, 2023 from $32.1 million for the same period of the prior fiscal year. The revenue denominated in Renminbi (“RMB”) decreased by 1 million RMB (equivalent to $0.14 million U.S. dollars (“USD”), using the average conversion rate for current period) The decrease in revenue translated in USD is primarily attributable to the depreciation of RMB against USD from an average exchange rate of 1 USD = 6.3712 RMB for the six months ended March 31, 2022 to an average exchange rate of 1 USD = 6.9761 for the six months ended March 31, 2023.

For the six months ended March 31, 2023, revenue from heparin products decreased by $0.4 million or 4%. The sales price of heparin product decreased from RMB 42.8 per gram for the six months ended March 31, 2022 to RMB 38.8 per gram for the six month ended March 31, 2023. Commence from February 2023, heparin product became one of the centralized procurement medicine by the PRC government which intensified the competition of the product in the market.

For the six months ended March 31, 2023, revenue from oxytetracycline & licorice products increased by $0.3 million or 1.7%. This is a normal fluctuation in our oxytetracycline & licorice products line business and increased sales only accounts for less than 1% of our total sales which is related to slight sales quantity increase in the current period.

Cost of revenue

Cost of revenue decreased by $1.7 million, or 6%, to $26.9 million for the six months ended March 31, 2023 from $28.6 million for the same period of the prior fiscal year. The decrease in cost of sales is primarily attributable to the depreciation RMB against USD, from an average exchange rate of 1 USD = 6.3712 RMB for the six months ended March 31, 2022 to an average exchange rate of 1 USD = 6.9761 for the six months ended March 31, 2023. The cost of revenue denominated in RMB increased by 5.3 million RMB which is discussed in the section “Gross profit” below.

Gross profit

Gross profit decreased by $1.2 million, or 34%, to $2.3 million for the six months ended March 31, 2023 from $3.5 million for the same period of the prior fiscal year, mainly due to the decrease of gross margin of $0.9 million from heparin product and sausage casing, $0.5 million from oxytetracycline & Licorice products, partially offset by the increased gross margin of $0.2 million from natural fertilizer. As a result, gross margin percentage decreased to 7.9% for the six months ended March 31, 2023 from 10.9% for the same period of the prior fiscal year.

Gross profit margin for oxytetracycline & Licorice products decreased by 1.8% for the six months ended March 31, 2023 as a result of the increase production cost due to the higher labor cost and utility cost post pandemic, compared to the same period of last year. Gross profit margin for heparin product and sausage casing decreased by 6.5% for the six months ended March 31, 2023 as a result of the decreased selling price for heparin product in the current period, compared to the same period of prior year, due to intense price competition of the product in the market, as Chinese government announced centralized procurement of the medicine from beginning of 2023.

Gross profit margin for fertilizer increased by 29% as the Company became one of designated suppliers by Gansu government to provide organic fertilizer for certain soil improvement projects. The sales associated with these projects are $0.3 million, with a gross profit margin over 50%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $2.1 million for the six months ended March 31, 2023, representing a decrease of approximately $0.2 million, or 9%, from $2.3 million for six months ended March 31, 2022. The decrease was mainly attributable $0.4 million decrease of research and development expense related to developing new products in the oxytetracycline & licorice products line for six months ended March 31, 2022, offset by increase of salary and incentive bonus for our sales force for their post-pandemic sales effort for the six months ended March 31, 2023.

Investment income (loss)

Investment income was $0.2 million for the six months ended March 31, 2023, compared to investment loss of $1.0 million for the same period of the prior fiscal year. Investment income (loss) is driven by the fair value change of the investment in available-for-sale securities.

Net income and net income attributable to Qilian International

Net income was approximately $0.4 million and $0.2 million for the six months ended March 31, 2023 and 2022. After deducting non-controlling interests, net income attributable to Qilian International was approximately $0.5 million for the six months ended March 31, 2023, compared to net income attributable to Qilian International of less than $0.1 million for the same period of the prior fiscal year.

Earnings per share-basic and diluted

After deducting non-controlling interests, earnings per share attributable to the Company was $ 0.01 per basic and diluted share, for the six months ended March 31, 2023, compared to earnings per share of less than $0.01 per basic and diluted share, for the same period of the prior fiscal year.

Weighted average number of shares outstanding was 35,750,000 for the six months ended March 31, 2023, compared to 35,750,000 for the same period of last fiscal year.

EBITDA

The following table sets forth of the calculation of our EBITDA:

	For the six months ended
	March 31,		Changes
	2023	2022	Amount	%
Net income	$439,380	$249,681	$189,699	76%
Interest income	(32,701)	(18,772)	(13,929)	74%
Income tax provision	248,254	120,153	128,101	107%
Depreciation & Amortization	571,441	542,214	29,227	5%
EBITDA	$1,226,374	$893,276	$333,098	37%
Percentage of EBITDA to revenue	4.2%	2.8%	1.4%

Our EBITDA was $1.2 million for the six months ended March 31, 2023, an increase of $0.3 million, or 37%, compared to $0.9 million for the six months ended March 31, 2022. This was mainly due to the increase in net income resulting from increased investment income. The percentage of EBITDA to revenue was 4.2% and 2.8% for the six months ended March 31, 2023 and 2022, respectively.

B.Liquidity and Capital Resources

Liquidity and Capital Resources

As of March 31, 2024, we had cash of approximately $10.3 million. We have funded our working capital and other capital requirements primarily by cash flow from operations, and bank loans.

Although our management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Our management has considered the historical experience, the economy, trends in the pharmaceutical industry, the expected collectability of accounts receivable and the realization of the inventories as of March 31, 2024. Based on these considerations, our management believes that we have sufficient funds to meet our working capital requirements and debt obligations as they become due for at least the next twelve months from the date of this annual report. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise and result in shortfalls to our plan, such as the demand for the WFOE and the VIE and its subsidiaries’ products, economic conditions, the competitive pricing in the industry and our banks and suppliers being able to provide continued supports. If the future cash flow from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our expected acquisition plan, sell assets, obtain additional debt or equity capital or refinance all or a portion of our and our affiliates’ debt.

The following table summarizes our cash flow data for the six months ended March 31, 2024, 2023 and 2022:

	For the six months ended
	March 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$2,560,675	$(83,015)	4,187,130
Net cash provided by (used in) investing activities	727,443	(2,630,790)	(3,438,362)
Net cash provided by (used in) financing activities	(486,208)	(2,903,155)	3,139,126
Effect of exchange rate on cash	67,175	352,153	170,904
Net (decrease) increase in cash, cash equivalents and restricted cash	$2,869,085	$(5,264,807)	4,058,798

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and inventory reserve, deferred tax, unrealized gain(loss) from trading securities and adjusted for the effect of working capital changes.

Net cash provided by operating activities was approximately $2.6 million for the six months ended March 31, 2024, an increase of $2.6 million in cash provided by operating activities, compared to net cash used in operating activities of approximately $83,000 for the six months ended March 31, 2023. The increase of net cash inflow was a result of the following:

1.	Net loss excluding non-cash items were $0.8 million, compared to $1.3 million of net income, which represented a decrease of cash inflow of $2.1 million.
2.	Change in account receivable was $1.2 million net cash inflow for the six months ended March 31, 2024. For the six months ended March 31, 2023, the change in account receivable was $0.7 million net cash outflow, which led to a $2.0 million decrease in net cash inflow from operating activities.
3.	Change in bank acceptance note receivable was $2.3 million net cash inflow for the six months ended March 31, 2024. For the six months ended March 31, 2023, the change in bank acceptance note receivable was $1.1 million net cash outflow, which led to a $3.4 million increase in net cash inflow from operating activities.
4.	Change in inventory was $1.2 million net cash inflow for the six months ended March 31, 2024. For the six months ended March 31, 2023, the change in inventory was $2.1 million net cash outflow, which led to a $3.2 million increase in net cash inflow from operating activities.
5.	Change in contract liabilities was $0.7 million net cash outflow for the six months ended March 31, 2024. For the six months ended March 31, 2023, the change in contract liabilities was $1.9 million net cash inflow, which led to a $2.5 million decrease in net cash inflow from operating activities.

Net cash used in operating activities was approximately $83,000 for the six months ended March 31, 2023, a decrease of $4.2 million in cash provided by operating activities, compared to net cash provided by operating activities of $4.2 million for the six months ended March 31, 2022. The decrease of net cash inflow was a result of the following:

1.	Net income excluding non-cash items were $1.3 million, compared to $1.7 million of net income, which represents a decrease of cash inflow of $0.4 million;
2.	Change in account receivable was $0.7 million net cash outflow for the six months ended March 31, 2023. For the six months ended March 31, 2022, the change in account receivable was $1.5 million net cash inflow, which led to a $2.2 million decrease in net cash inflow from operating activities.
3.	Change in bank acceptance note receivable was $1.1 million net cash outflow for the six months ended March 31, 2023. For the six months ended March 31, 2022, the change in bank acceptance note receivable was $0.2 million net cash inflow, which led to a $1.3 million decrease in net cash inflow from operating activities.
4.	Change in bank acceptance note payable was Nil net cash inflow for the six months ended March 31, 2023. For the six months ended March 31, 2022, the change in bank acceptance note payable was $1.7 million net cash inflow, which led to a $1.7million decrease in net cash inflow from operating activities.
5.	Change in inventory was $2.1 million net cash outflow for the six months ended March 31, 2023. For the six months ended March 31, 2023, the change in inventory was $0.5 million net cash outflow, which led to a $1.5 million increase in net cash outflow from operating activities.
6.	Change in account payable was $1.1 million net cash outflow for the six months ended March 31, 2023. For the six months ended March 31, 2022, the change in account payable was $1.9 million net cash outflow, which led to a $0.8 million decrease in net cash outflow from operating activities.
7.	Change in contract liabilities was $1.9 million net cash inflow for the six months ended March 31, 2023. For the six months ended March 31, 2022, the change in contract liabilities was $0.7 million net cash inflow, which led to a $1.2 million increase in net cash outflow from operating activities.

Investing Activities

Net cash provided from investing activities was approximately $0.7 million for the six months ended March 31, 2024, an increase of $3.3 million, compared to $2.6 million net cash used in investing activities for the six months ended March 31, 2023. The increase was mainly due to the increased cash from disposal of long term equity investment for $1.5 million, and decrease of capital expenditure of $1.8 million.

Net cash used in investing activities was $2.6 million for the six months ended March 31, 2023, compared to net cash used in investing activities $3.4 million for the same period last year. Cash used in investing activities for the six months ended March 31, 2023 includes cash used for purchase of property and equipment of $0.7 million, cash used for purchase of intangible assets of $1.9 million and cash used for purchase of non controlling interest less than $0.1 million. Cash used in investing activities for the six months ended March 31, 2022 includes cash used for purchase of property and equipment of $1.8 million and cash used for purchase of intangible assets of $1.7 million.

Financing Activities

Net cash used in financing activities was approximately $0.5 million for the six months ended March 31, 2024, a decrease of $2.4 million, or 83%, compared to $2.9 million for the six months ended March 31, 2023. The decrease was mainly a result of $1.8 million decrease from dividend paid, as well as decrease from cash used for repayment of bank loan and bank notes payable of $0.6 million.

Net cash used in financing activities was $2.9 million for the six months ended March 31, 2023, compared to net cash provided by financing activities $3.1 million for the same period of last year. Cash used in financing activities for the six months ended March 31, 2023 includes cash used for repayment of bank loan and bank notes payable of $1.0 million, as well as dividend paid of $1.8 million. Cash provided by financing activities for the six months ended March 31, 2022 include cash proceeds from bank loans of $3.1 million.

Capital Expenditures

Our capital expenditures were $0.8 million, $2.2 million and $3.4 million for the six months ended March 31, 2024, 2023 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of the WFOE and the VIE and its subsidiaries’ business. The capital expenditure for the full year ended September 30, 2024 is estimated to be $2.6 million for the new facility to be built in Chongqing city for producing our heparin products, and the construction of the new facility.